

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2023

Xuezhu Wang
Chief Executive Officer
Happiness Development Group Limited
No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City
Fujian Province, People's Republic of China

> **Re: Happiness Development Group Limited**
> **Annual Report on Form 20-F for the Fiscal Year Ended March 31, 2022**
> **Filed August 15, 2022**
> **File No. 001-39098**

Dear Xuezhu Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2022

Introduction, page ii

1. We note that your definition of "China" or "PRC" specifically excludes Hong Kong and Macau. Please revise the definition of "China" or the "PRC" to include Hong Kong and Macau and clarify that the only time that "PRC" or "China" does not include Hong Kong or Macau is when you reference specific laws and regulations adopted by the PRC. Additionally, clarify that the "legal and operational" risks associated with operating in China also apply to operations in Hong Kong and Macau, if applicable. Lastly, discuss any commensurate laws and regulations in Hong Kong and Macau, where applicable throughout your filing, and the risks and consequences to you associated with those laws and regulations.

2. We note you state references to Happiness Development Group Limited include consolidated variable interest entities here but we did not note any such entities disclosed in this filing. Please revise or otherwise advise.

<u>Part I</u>
<u>Item 4. Information on the Company</u>
<u>B. Business Overview, page 27</u>

3. Please revise to move the diagram of your corporate structure to the beginning of your Business Overview section.

4. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

5. Similar to your existing disclosure starting on page 11, please prominently disclose here whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Disclose here and in your Risk Factor section that the HFCAA timeline for a potential trading prohibition was shortened from three years to two years, as part of the "Consolidated Appropriations Act, 2023," signed into law on December 29, 2022.

6. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

8. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign

investors. Similar to your Risk Factor section starting on page 13, state whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Revise where you discuss the CAC to discuss the final new measures that became effective on February 15, 2022.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joan Wu, Esq.